EXHIBIT 99.1
                                                                  ------------

[graphic logo omitted]

NEWS RELEASE
Completel Europe N.V.                         Investor Contact:
Blaak 16                                      Catherine Blanchet, Director of Investor Relations
3011 TA Rotterdam                             Tel: +33 1 72 92 20 32
The Netherlands                               e-mail: ir@completel.fr
+31 10 43 00 844

ParisBourse: CPT


August 7th, 2003


                 CONTINUOUS IMPROVEMENT OF PROFITABILITY WITH
     ADJUSTED EBITDA(1) AT(euro)1.7 MILLION UP(euro)1.1 MILLION VS. Q1'03

                         STRONG RETAIL REVENUE GROWTH

             STRONG BALANCE SHEET WITH CASH OF (euro)53.3 MILLION



Q2 2003 Financial Highlights:

o    Positive adjusted EBITDA(1) of (euro)1.7 million in Q2'03 vs. negative of
     (euro)6.4 million in Q2'02

o    Gross margin of 43.5% in Q2'03 vs. 35.8% in Q2'02

o    27% growth of total revenue at (euro)30.7 million for Q2'03 from
     (euro)24.1 million in Q2'02

o    42% growth of retail revenue at (euro)24.6 million for Q2'03 from
     (euro)17.3 million in Q2'02

o Recapitalization process started in September 2002 closed in April 2003 with additional (euro)1.7 million of equity raised post warrant offering

--------
(1) 1 Refer to Note 1 for definition of Adjusted EBITDA and for reconciliation to Net Loss from Continuing Operations before Income Taxes

Q2 2003 Operational Highlights:

o    Total retail customers connected of 1,315 vs. 1,058 in Q2'02

o    Total buildings connected of 1,978 vs. 1,488 in Q2'02

o    Significant new customers and up-selling wins

o Increase of ARPU to(euro)5,500 at the end of Q2'03 from(euro)4,675 at the end of Q2'02

Recent Events:

o    Partnership agreement with Cable & Wireless announced on July 17, 2003

Completel Europe NV, an integrated communications provider serving the French telecom market, today announced its results for the quarter ended June 30, 2003. Completel reported a quarterly positive Adjusted EBITDA of (euro)1.7 million compared to negative of (euro)6.4 million in Q2'02 and quarterly revenue of (euro)30.7 million compared to (euro)24.1 million in Q2'02, an increase of 27%.

Jerome de Vitry, President and CEO of Completel Europe N.V. commented: "We are pleased with our operational performance this quarter. We are seeing a good demand in the corporate market for telecom services. Companies are clearly looking to optimise their telecommunication costs while improving their productivity with high speed and advanced network products. We are continuously gaining market share as companies recognise the benefits of fiber-based access.

During the second quarter, we continued to grow our on-net retail business with new significant wins such as Schneider Electric and Philips
Semiconductors. In the government sector, we saw a continuous growth in demand leading to new wins and contracts renewals such as the Ministry of Social Affairs, the Chamber of Commerce of Nice and Lyon University.

Reflecting Completel's creativity and leadership in the French market, we launched in June an innovative offer to accelerate our penetration of SME's. This offer comprises a bundle of voice services and high-speed Internet access, delivered through direct fiber connection. Customers choosing this service will have Completel as sole telecommunication provider and will benefit, in exchange, from high quality and flexible services at attractive prices. The direct fiber connection to customers gives us a strong competitive advantage to address the SME market in areas currently served by our local loops.

On July 17th, we announced a bilateral agreement with Cable & Wireless, whereby Cable & Wireless will continue to sell its international telephony services in France through Completel's network and whereby Cable & Wireless will carry a significant proportion of Completel's international voice traffic.

The sale of Cable & Wireless' "Virtual ISP" business in France to Tiscali which was publicly announced on June 25, 2003, will negatively impact Completel's wholesale ISP revenue for the balance of the year. Tiscali plans to migrate all of the Cable & Wireless ISP traffic to their own network beginning in the third quarter. This migration from the Completel network is expected to be completed by year's end. We expect to offset this loss of non-core, lower margin business by continued growth of higher margin, retail revenues and other business such as the Cable & Wireless strategic agreement previously announced.

Accordingly, the Company's outlook for 2003 is for 20-25% growth of its total 2003 revenue versus 2002, including 35-40 % growth of its retail revenue year on year. As a result, we anticipate continuing to improve our profitability in the next quarters and we expect our Adjusted EBITDA, which now stands at 5.5% of revenue, to reach approximately 10% in the last quarter of 2003".

Alexandre Westphalen, Chief Financial Officer, commented: "Our financial performance this quarter confirms a progressive trend. Completel's continuous revenue growth and gross margin improvements quarter over quarter and year over year, together with stable SG&A costs, have resulted in a steady growth in profitability. Our balance sheet remains strong. We ended the quarter with a cash balance of (euro)53.3 million. Capital expenditures were (euro)7.6 million for the quarter, mostly related to success based customer connections and selected data network investments."

Summary Financial Information
Financials
                           Q2'02   Q1'03   Q2'03     Growth    Growth
In million of Euros                                  Q2'03/    Q2'03/
                                                      Q2'02    Q1'03
Revenue                     24.1    28.7    30.7       27%       7%
Gross Margin(1)              8.6    12.3    13.3       55%       8%
Adjusted EBITDA(2)          (6.4)    0.6     1.7       n/a     183%
Capex                        4.7     5.3     7.6       62%      43%

1 Gross Margin is defined as revenue less network costs
2 Refer to Note 1 for definition of Adjusted EBITDA and for reconciliation to Net Loss from Continuing Operations before Income Taxes

Operating Statistics

                                 Q2'02  Q1'03  Q2'03
ON-NET METRICS
Cumulative buildings connected   1,488  1,843  1,978
Cumulative total customers       1,105  1,313  1,363
connected
Cumulative on-net retail         1,058  1,262  1,315
customers
ARPU (Euros/month)(1)            4,675  5,400  5,500


1 ARPU : Average Monthly Revenue per User for on-net retail customers

Financial Review

Revenue

Completel reported revenue of (euro)30.7 million in Q2'03 compared to
(euro)24.1 million in Q2'02 and (euro)28.7 million for Q1'03, an increase of 27% and 7% respectively.


Revenue Breakdown             Q2'02   Q1'03   Q2'03     Growth   Growth
In million of Euros                                     Q2'03/   Q2'03/
                                                        Q2'02     Q1'03
Retail: Voice                 13.0    17.2     18.9      45%       10%
Retail: Internet, Data &       4.3     5.3      5.7      33%        8%
Hosting
Total Retail Revenue          17.3    22.5     24.6      42%        9%
Carriers Revenue               3.6     3.9      3.9       8%        0%
ISP Dial Up Termination        3.2     2.3      2.2    (31%)      (4%)
Revenue
Total Revenue                 24.1    28.7     30.7      27%        7%

Growth of revenue was mostly driven by the growth of retail revenue. Retail revenue increased by 42% in the second quarter of 2003 compared to the second quarter of 2002 and by 9% compared to the previous quarter, reflecting the continued focus of the company on retail activity. Retail revenue accounted for 80% of total revenue in the second quarter of 2003 compared to 72% in Q2'02. This continuous growth in retail revenue quarter over quarter significantly reduces the exposure to the volatile ISP market and stagnant carrier market. In total, the carrier and ISP businesses represented 20% of revenue in Q2'03, compared to 28% in Q2'02. On an ongoing basis, both the carrier and the ISP dial up businesses will represent a smaller portion of revenue as the company continues to focus on retail revenue growth.

The increase of retail revenue is driven by solid operational progress in both the number of connected buildings and customers' ARPU. Completel retail customer base grew to 1,315 customers in Q2'03 compared to 1,262 customers in Q1'03. There were 135 additional buildings connected to the network bringing the total buildings to 1,978 buildings connected at the end of the quarter. In addition, retail customer ARPU continued to increase reaching (euro)5,500 at the end of Q2'03 vs. (euro)4,675 at the end of Q2'02. The quarterly increase reflects the Company's ability to penetrate larger accounts and to up-sell to existing customers. During the quarter there were significant new customer wins including Schneider Electric, Alcatel Space, Philips Semiconductors and Nice Chamber of Commerce.

Wholesale revenue was unchanged at (euro)6.1 million for the quarter vs.
(euro)6.2 million in Q1'03. Demand for bandwidth services from other carriers continues to be weak, while demand for our traffic termination services in France of minutes generated by foreign operators continues to grow.

The sale of Cable & Wireless' "Virtual ISP" business in France to Tiscali which was publicly announced on June 25, 2003, will negatively impact Completel's wholesale ISP revenues for the balance of the year. Tiscali plans to migrate all of the Cable & Wireless ISP traffic to their own network beginning in the third quarter. This migration from the Completel network is expected to be completed by year's end. We expect to offset this loss of non-core, lower margin business by continued growth of high margin retail revenues and other business such as the Cable & Wireless strategic agreement previously announced.

Gross Margin

Gross margin was 43.5% of revenue in the second quarter of 2003 compared to 35.8% in Q2'02 and 42.7% in Q1'03.

Gross margin improvements are driven by our optimisation of network costs in 2002, improved network utilisation with volume increase and the focus on higher margin products.

S,G&A

Selling, General and Administrative expenses (S,G&A) decreased from (euro)15.0 million in Q2'02 to (euro)11.7 million in Q2'03, representing a reduction of 22%. This decrease results from the implementation of the SG&A reduction program implemented in the second half of 2002. S,G&A in Q2'03 remained stable compared to the previous quarter.

Adjusted EBITDA(1)

The company reported in Q2'03 its second quarter of positive Adjusted Earnings Before Interest, Tax, Depreciation and Amortization (Adjusted EBITDA).

For the second quarter of 2003, positive Adjusted EBITDA was (euro)1.7 million, compared to negative (euro)6.4 million in Q2'02 and positive
(euro)0.6 million in Q1'03.

--------
(1) Refer to Note 1 for definition of Adjusted EBITDA and for reconciliation to Net Loss from Continuing Operations before Income Taxes

Operating Losses

For the second quarter of 2003, operating losses were (euro)7.2 million, including (euro)0.7 million of non-cash compensation charges related to the amortization of our Year 2000 stock-option plan, (euro)8.1 million of depreciation and amortization, and (euro)0.1 million of restructuring and other charges.

In comparison, for the first quarter of 2003, operating losses were (euro)7.9 million, including (euro)0.6 million of non-cash compensation charges,
(euro)7.6 million of depreciation and amortization, (euro)0.3 million of restructuring and other charges.

Net Loss

Net loss for the second quarter of 2003 was (euro)6.6 million compared to
(euro)7.8 million in Q1'03. On a comparable basis (excluding the contribution of our subsidiaries in Germany and in the UK sold in May 2002), net loss for the second quarter of 2002 was (euro)17.0 million.

Capital Expenditures

Capital expenditures for the second quarter of 2003 were (euro)7.6 million vs.
(euro)4.7 million in Q2'02 and (euro)5.3 million in Q1'03. Capital expenditures this quarter were mostly related to success based customer connections and to a lesser extent to network investments in the implementation of our IP VPN product range.

As already announced, the company completed the build-out of its MANs at the end of 2001. Since then, most asset deployments are success based and thus, primarily related to customer connections and, to a lesser extent, to network capacity increases in response to traffic growth and increased customer demand.


Cash

As of June 30, 2003, Completel had (euro)53.3 million in cash and equivalents. Total cash outlays for the quarter were (euro)3.7 million (before equity increase of (euro)1.7 million) compared to (euro)4.9 million cash outlays in Q1'03.

The warrant backstop period allowed to Preferred A and B shareholders ended on April 14, 2003 and Deutsche Bank made an incremental investment representing approximately 51% of the unexercised amount in April 2003. The Company received resulting net proceeds of approximately (euro)1.7 million in April 2003.

Other

On June 20, 2003, the French regulator "ART" rendered a decision on a complain brought by FT against Completel in December 2002. FT claim was related to the interconnection tariffs that the Company invoices to FT for the termination on incoming calls on Completel's network. In July 2003, Completel partially appealed ART's decision before the Cour d'Appel de Paris (Appel en reformation). Awaiting the result of this appeal, which is not expected before 2004, Completel is invoicing FT on the tariffs set by the ART decision and is recognizing revenue accordingly. As a result of this decision, FT and Completel will settle their open trade balances, which we anticipate to result in a negative working capital variance.

Recent events

On July 17, 2003, Completel announced a strategic agreement with Cable & Wireless whereby Cable & Wireless will sell its international telephony services in France through Completel's network and whereby Cable & Wireless will carry a significant proportion of Completel's international voice traffic.

Conference Call

Further discussion of the above will be provided on the Company's quarterly call to be held on August 7, 2003 at 16:00 CET.

Note 1:
-------

Adjusted EBITDA: Adjusted Earnings Before Interest, Taxes, Depreciation and Amortization. Excludes (in addition to interest, taxes, depreciation and amortization) non-cash compensation charges and foreign exchange loss and other expenses, including restructuring, impairment and other charges, as well as other non-recurring operating expenses. Adjusted EBITDA is not derived pursuant to generally accepted accounting principles and therefore should not be considered as an alternative to operating income (loss), as an alternative to cash flows from operating activities, or as a measure of liquidity. Furthermore, the Company is not aware of any uniform standards for determining Adjusted EBITDA. Presentations of Adjusted EBITDA may not be calculated consistently by different companies in the same or similar businesses. As a result, the Company's reported Adjusted EBITDA may not be comparable to similarly titled measures used by other companies. Management believes this non-gaap financial measure provides useful information.




Reconciliation of Adjusted EBITDA to Net Loss from Continuing Operations before Income Taxes:

In million of Euros                     Q2'02    Q1'03     Q2'03
Adjusted EBITDA                         (6.4)      0.6       1.7
Non-cash compensation charges           (2.5)    (0.6)     (0.7)
Depreciation and amortization           (7.5)    (7.6)     (8.1)
Restructuring, impairment and           (5.1)    (0.3)     (0.1)
other charges
Operating Losses                       (21.5)    (7.9)     (7.2)

Net Loss from Continuing               (17.0)    (7.6)     (6.6)
Operations before Income Taxes

Management considers that Adjusted EBITDA is more an operating measure than a liquidity measure of its financial performance. As a result, management reconciles Adjusted EBITDA to its Net Loss from Continuing Operations before Income Taxes.







Completel Europe NV (ParisBourse: CPT).

Completel is a leading national infrastructure-based carrier serving medium and large businesses in France.


 Paris office: Tour Egee, 9-11 allee de l'Arche, 92671 Courbevoie Cedex, FRANCE
                            Tel : +33 1 72 92 20 00
                               www.completel.com

 NOTE:
------

Revenue, gross margin, cash resource and funding forecasts, as well as certain other information contained in this press release are based on continuing operations only (excluding German and UK operations sold in May 2002) and constitute "forward-looking statements" within the meaning of Section 21E of the U.S. Securities Exchange Act. These forward-looking statements are identified by their use of such words as "believes," "anticipates," "should," "may," "expects" and similar expressions. Such statements are based on the current expectations and assumptions of the management of Completel only, and Completel does not undertake to publicly update or revise these statements, whether as a result of new information, future events or otherwise. These forward-looking statements involve known and unknown risks, uncertainties and other factors that could cause Completel's actual future results, performance and achievements to differ materially from those forecasted or suggested in this press release. These factors include, but are not limited to: (a) decline in demand for Completel's telecommunications services; (b) pricing pressures from Completel's direct competitors as well as from providers of alternative services; (c) failures, shutdowns or service disturbances with respect to Completel's networks; (d) Completel's inability to develop and maintain efficient operations support; (e) regulatory developments in Europe adverse to Completel or difficulties of Completel in maintaining necessary telecommunications licenses or other governmental approvals; and (f) worsening carrier and Internet data market weakness. For a more detailed discussion of such risks affecting the Company, please refer to Completel's registration statements and 20-F, 10-K, 10-Q, 8-K and 6-K reports filed with the U.S. Securities and Exchange Commission, as well as its "Documents de Reference" filed with the Commission des Operations de Bourse (COB).

COMPLETEL EUROPE N.V. AND SUBSIDIARIES

CONSOLIDATED CONDENSED STATEMENTS OF OPERATIONS
(Stated in thousands of Euros, except share and per share amounts)
(Unaudited)


                                                   Three Months Ended June 30,    Six Months Ended June 30,
                                                 -------------------------------------------------------------------
                                                     2003            2002           2003          2002
                                                 --------------  -------------   -----------   ------------

REVENUE                                                 30,711         24,094        59,428         47,046

OPERATING EXPENSES:
    Network costs                                       17,362         15,471        33,817         31,515
    Selling, general and administrative                 11,653         15,002        23,262         29,903
    Non-cash compensation charges                          653          2,464         1,306          2,915
    Depreciation and amortization                        8,128          7,501        15,725         15,227
    Restructuring, impairment and other charges            135          5,139           434          9,012
                                                --------------  -------------   -----------   ------------


             Total operating expenses                   37,931         45,577        74,545         88,572
                                                 --------------  -------------   -----------   ------------

OPERATING LOSS                                          (7,220)       (21,483)      (15,117)       (41,526)

OTHER INCOME (EXPENSE):
    Interest income                                        341            669           761          1,228
    Interest expense, net of capitalized interest          (93)        (8,484)         (185)       (15,941)
    Foreign exchange gain (loss) and other expense         400         12,259           384         12,078

                                                 --------------  -------------   -----------   ------------
             Total other income (expense)                  648          4,444           959         (2,635)
                                                 --------------  -------------   -----------   ------------

NET INCOME (LOSS) FROM CONTINUING OPERATIONS            (6,572)       (17,039)      (14,157)       (44,161)
                                                 --------------  -------------   -----------   ------------
BEFORE INCOME TAXES

INCOME TAXES                                                                -          (209)             -

DISCONTINUED OPERATIONS:
    Loss from discontinued operations                        -         (5,499)            -         (6,748)

NET INCOME (LOSS) AFTER INCOME TAXES                    (6,572)       (22,538)      (14,366)       (50,909)
                                                 --------------  -------------   -----------   ------------

ACCRETION OF CONVERTIBLE
    PREFERRED  SHARES                                   (3,018)             -        (5,778)             -
                                                 --------------  -------------   -----------   ------------

NET INCOME (LOSS) APPLICABLE TO ORDINARY SHARES         (9,590)       (22,538)      (20,144)       (50,909)
                                                 ==============  =============   ===========   ============

BASIC INCOME (LOSS) PER ORDINARY SHARE                   (2.37)        (95.93)        (5.06)       (216.68)
                                                 ==============  =============   ===========   ============

WEIGHTED AVERAGE NUMBER OF ORDINARY
    SHARES OUTSTANDING                               4,053,202        234,954     3,977,389        234,954
                                                 ==============  =============   ===========   ============
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
COMPLETEL EUROPE N.V. AND SUBSIDIARIES
CONSOLIDATED CONDENSED BALANCE SHEETS
(Stated in thousands of Euros)
(Unaudited for June 30, 2003 ; Audited for December 31, 2002)

                                                            June 30,      December 31,
                            ASSETS                            2003            2002
                            ------                       ---------------  --------------



CURRENT ASSETS :
     Cash and cash equivalents                                   53,300          60,181
     Customer accounts receivable, net                           16,211          14,892
     Affiliate receivables                                          460             266
     VAT receivables                                              6,390          10,196
     Prepaid expenses and other current assets                    4,075           2,930

                                                         ---------------  --------------
         Total current assets                                    80,436          88,465

NON-CURRENT ASSETS:
     Property and equipment, net                                242,289         244,876
     Licenses and other intangibles, net                            933             983
     Goodwill                                                         -               -
     Other non-current assets                                     1,880           1,376

                                                         ---------------  --------------
         Total non-current assets                               245,102         247,235

                                                         ---------------  --------------

TOTAL ASSETS                                                    325,538         335,700
                                                         ===============  ==============


         LIABILITIES AND SHAREHOLDERS' EQUITY
         ------------------------------------
CURRENT LIABILITIES:
     Network vendor payables                                     12,291          10,384
     Accrued liabilities                                          3,207           4,875
     Accrued payroll and related                                  8,787          10,215
     Trade accounts payable                                      21,362          18,699

                                                         ---------------  --------------
         Total current liabilities                               45,647          44,173

LONG TERM DEBT                                                    3,827           3,986

PREFERRED SHARES                                                133,021         127,243

TOTAL SHAREHOLDERS' EQUITY                                      143,043         160,298
                                                         ---------------  --------------

TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY                      325,538         335,700
                                                         ===============  ==============